UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2022

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 10, 2022	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. February 10, 2022 ASE Technology Holding Fourth Quarter 2021 Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this press release. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2020 Annual Report on Form 20 - F filed on April 6, 2021.

Consolidated Statements of Comprehensive Income

Quarterly Comparison

(unaudited)

(NT$ Million)	Q4 / 2021	%	Q3 / 2021	%	Q4 / 2020	%	QoQ	YoY
Net Revenues:								
ATM	90,583	52.4%	88,791	58.9%	69,135	46.4%	2%	31%
EMS	81,541	47.2%	61,116	40.6%	79,141	53.2%	33%	3%
Others	812	0.4%	758	0.5%	601	0.4%	7%	35%
Total Net Revenues	172,936	100.0%	150,665	100.0%	148,877	100.0%	15%	16%
Gross Profit	32,894	19.0%	30,784	20.4%	23,299	15.6%	7%	41%
Operating Income (Loss)	19,615	11.3%	18,426	12.2%	11,246	7.6%	6%	74%
Pretax Income (Loss)	37,336	21.6%	18,474	12.3%	12,604	8.5%	102%	196%
Income Tax Benefit (Expense)	(5,592)	-3.2%	(3,630)	-2.4%	(1,839)	-1.2%		
Non-controlling Interest	(828)	-0.5%	(668)	-0.4%	(721)	-0.5%		
Net Income Attributable to Shareholders of the Parent	30,916	17.9%	14,176	9.4%	10,044	6.7%	118%	208%
Basic EPS	7.20		3.29		2.35		119%	206%
Diluted EPS	6.99		3.20		2.30		118%	204%

Additional Commentary From Management[1&2]*:*

Gross Profit excl. PPA expenses	33,819	19.6%	31,716	20.3%	24,184	16.2%	7%	40%
Operating Profit excl. PPA expenses	20,802	12.0%	19,620	11.3%	12,383	8.3%	6%	68%
Net Profit excl. PPA expenses	32,105	18.6%	15,374	9.1%	11,239	7.5%	109%	186%
Basic EPS excl. PPA expenses	7.48		3.56		2.63		110%	184%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.14bn in 4Q21, $1.15bn in 3Q21 and $1.20bn in 4Q20.
[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, income tax benefit and non-controlling interest $0.07bn in 4Q21 and $0.06bn in 3Q21.

ASE GROUP
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Consolidated Statements of Comprehensive Income

Yearly Comparison

(unaudited)

(NT$ Million)	FY / 2021	%	FY / 2020	%	YoY
Net Revenues:					
ATM	327,718	57.5%	270,095	56.6%	21%
EMS	239,488	42.0%	204,691	42.9%	17%
Others	2,791	0.5%	2,192	0.5%	27%
Total Net Revenues	569,997	100.0%	476,978	100.0%	20%
Gross Profit	110,369	19.4%	77,984	16.3%	42%
Operating Income (Loss)	62,125	10.9%	34,877	7.3%	78%
Pretax Income (Loss)	80,336	14.1%	35,734	7.5%	125%
Income Tax Benefit (Expense)	(14,322)	-2.5%	(6,457)	-1.4%	
Non-controlling Interest	(2,106)	-0.4%	(1,684)	-0.4%	
Net Income Attributable to Shareholders of the Parent	63,908	11.2%	27,593	5.8%	132%
Basic EPS	14.84		6.47		129%
Diluted EPS	14.40		6.31		128%

Additional Commentary From Management[1&2]:

Gross Profit excl. PPA expenses	114,184	20.0%	81,692	17.1%	40%
Operating Profit excl. PPA expenses	66,996	11.8%	39,597	8.3%	69%
Net Profit excl. PPA expenses	68,734	12.1%	32,414	6.8%	112%
Basic EPS excl. PPA expenses	15.96		7.60		110%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $4.61bn in 2021 and $4.82bn in 2020.
[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, income tax benefit non-controlling interest $0.30bn in 2021.

ASE GROUP
© ASE Group. All rights reserved.
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5 ATM Statements of Comprehensive Income Quarterly Comparison (unaudited) (NT$ Million) Q4 / 2021 % Q3 / 2021 % Q4 / 2020 % QoQ YoYNet Revenues: Packaging 76,664 83.4% 75,221 83.5% 60,825 83.6% 2% 26% Testing 13,756 15.0% 13,416 14.9% 10,667 14.7% 3% 29% Direct Material 1,502 1.6% 1,429 1.6% 1,229 1.7% 5% 22% Others 36 0.0% 26 0.0% 31 0.0% 38% 16% Total Net Revenues 91,958 100.0% 90,092 100.0% 72,752 100.0% 2% 26% Gross Profit 25,741 28.0% 24,714 27.4% 16,478 22.6% 4% 56% Operating Income (Loss) 16,056 17.5% 15,631 17.3% 8,002 11.0% 3% 101% Additional Commentary From Management 1 : Gross Profit excl. PPA expenses 26,620 28.9% 25,594 28.4% 17,363 23.9% 4% 53% Operating Profit excl. PPA expenses 17,185 18.7% 16,761 18.6% 9,139 12.6% 3% 88% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right - of - use assets. The PPA expenses excluded are related to depreciation and amortization $1.13bn in both 4Q21 and 3Q21 and $1.14bn in 4Q20.

6 ATM Statements of Comprehensive Income Yearly Comparison (unaudited) (NT$ Million) FY / 2021 % FY / 2020 % YoYNet Revenues: Packaging 279,365 83.4% 228,574 81.5% 22% Testing 49,981 14.9% 47,277 16.9% 6% Direct Material 5,346 1.6% 4,314 1.5% 24% Others 113 0.1% 132 0.1% -14% Total Net Revenues 334,805 100.0% 280,297 100.0% 19% Gross Profit 88,672 26.5% 59,434 21.2% 49% Operating Income (Loss) 53,432 16.0% 27,609 9.8% 94% Additional Commentary From Management 1 : Gross Profit excl. PPA expenses 92,194 27.5% 63,142 22.5% 46% Operating Profit excl. PPA expenses 57,958 17.3% 32,329 11.5% 79% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right - of - use assets. The PPA expenses excluded are related to depreciation and amortization $4.53bn in 2021 and $4.72bn in 2020.

7 ATM Operations (unaudited) 13,334 15,082 14,540 16,478 18,007 20,210 24,714 25,741 66,209 69,516 71,820 72,752 73,767 78,988 90,092 91,958 20.1% 21.7% 20.2% 22.6% 24.4% 25.6% 27.4% 28.0% 0% 10% 20% 30% 40% 0 20,000 40,000 60,000 80,000 100,000 Q1/20 Q2/20 Q3/20 Q4/20 Q1/21 Q2/21 Q3/21 Q4/21 NT$ Million Gross Profit Gross Margin Revenue

8 ATM Revenue by Application (unaudited) 54% 54% 53% 52% 50% 50% 51% 50% 15% 14% 14% 14% 14% 14% 15% 16% 31% 32% 33% 34% 36% 36% 34% 34% 0% 20% 40% 60% 80% 100% Q1/20 Q2/20 Q3/20 Q4/20 Q1/21 Q2/21 Q3/21 Q4/21 Communication Computing Automotive, Consumer & Others

ATM Revenue by Type

(unaudited)



100%
80%
60%
40%
20%
0%
Q1/20
Q2/20
Q3/20
Q4/20
Q1/21
Q2/21
Q3/21
Q4/21
2%
2%
1%
2%
2%
2%
2%
2%
17%
18%
17%
15%
15%
15%
15%
15%
7%
7%
8%
9%
9%
8%
8%
8%
36%
35%
37%
39%
40%
42%
39%
37%
38%
38%
37%
35%
34%
33%
36%
38%
Material
Testing
Discrete and Other
Wirebonding
Bump/FC/WLP/SiP

ASE GROUP
© ASE Group. All rights reserved.
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10 EMS Operations Quarterly/Yearly Comparison (unaudited ) (NT$ Million) Q4 / 2021* % Q3 / 2021* % Q4 / 2020 % QoQ YoY EMS Net Revenues 81,544 100.0% 61,127 100.0% 79,149 100.0% 33% 3% Gross Profit 7,108 8.7% 5,883 9.6% 6,996 8.8% 21% 2% Operating Income (Loss) 3,599 4.4% 2,658 4.3% 3,463 4.4% 35% 4% (NT$ Million) FY / 2021* % FY / 2020 % YoY EMS Net Revenues 239,519 100.0% 204,723 100.0% 17% Gross Profit 21,479 9.0% 18,921 9.2% 14% Operating Income (Loss) 8,706 3.6% 7,802 3.8% 12% *: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/ Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right - of - use assets and deferred tax liability. The PPA expenses excluded are related to depreciation and amortization $0.06bn in 4Q21 and 3Q21 and $ 0.35bn in 2021.

11 EMS Operations Revenue By Application (unaudited ) 36% 46% 40% 45% 39% 39% 38% 38% 14% 12% 6% 4% 7% 10% 10% 8% 33% 28% 40% 39% 33% 28% 33% 38% 11% 10% 9% 8% 14% 16% 12% 11% 6% 3% 4% 3% 5% 5% 5% 4% 1% 1% 1% 2% 2% 2% 1% 0% 20% 40% 60% 80% 100% Q1/20 Q2/20 Q3/20 Q4/20 Q1/21 Q2/21 Q3/21 Q4/21 Communication Computing Consumer Industrial Automotive Others

12 Key Balance Sheet Items & Indices (unaudited) (NT$ Million) Dec. 31, 2021 Sept. 30, 2021 Cash and cash equivalent 76,073 53,419 Financial assets - current 3,075 4,133 Financial assets - non current & investments - equity method 23,260 20,915 Property, plant & equipment 239,867 252,384 Total assets 672,934 650,259 Short-term loans 41,037 36,610 Current portion of bonds payable 9,903 3,699 Current portion of long-term loans 4,526 2,840 Bonds payable 42,365 48,498 Long-term loans & long-term bills payable 121,946 137,015 Total interest bearing debts 227,176 235,326 Total liabilities 398,301 399,420 Total equity (Including non-controlling interest) 274,633 250,839 Quarterly EBITDA 51,938 32,655 Current ratio 1.39 1.35 Net debt to equity ratio 0.54 0.71

13 Equipment Capital Expenditure vs. EBITDA (unaudited) 410 495 415 379 471 611 468 472 635 751 788 908 879 976 1,175 1,871 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 Q1/20 Q2/20 Q3/20 Q4/20 Q1/21 Q2/21 Q3/21 Q4/21 US$ Million Capex EBITDA China site disposals: US$625M 1,246

14 2021 Recap • 2021 revenues and margin improvement better than target • 2021 ATM revenues grew 26% year over year (all in USD terms), or 45% year over year excluding EAR - affected business • 2021 ATM GM was 26.5%, approaching historical peak levels of 27% • 2021 ASE consolidated revenues grew 26% year over year • 2021 ASE consolidated operating margin improved 3.6 percentage points year over year versus target of 2.5 - 3 percentage points • Broad based growth with momentum • 2021 Wirebond revenues grew 36% year over year, expecting double digit growth in 2022 • Even with EAR impact, 2021 Test revenues grew 12% year over year, expecting the growth rate to double in 2022 • 2021 Advanced Packaging revenues grew 23% year over year, expecting stronger growth rate in 2022 • 2021 ATM automotive revenues grew over 60% year over year, momentum to continue in 2022, expecting to achieve $1B revenues milestone Note: All numbers indicated are in USD terms. 2021 numbers are on a reported basis; 2022 numbers and forward - looking comments are stated on a pro forma basis, which excludes the 4 disposed China sites from year 2021.

15 2022 Outlook (1/2) • Revenues and margin improvement to continue in 2022 • Demands indicating a strong 2022 with another better - than - seasonal 1Q22, followed by quarter - to - quarter growth • Expect logic semiconductor industry to grow 5 - 10% year over year • Expect 2022 ATM revenues year over year growth to be 2x of the logic semiconductor industry driven by market share gain and IDM outsourcing • Expec t a stable pricing environment, higher mix of testing and advanced packaging business • Expanding SiP customer portfolio with n ew SiP customers revenues to surpass half a billion mark in 2022 • 2022 ATM gross and operating margin should surpass historical peak levels set in 2014 (27.0%/16.6%). Consolidated operating margin to further improve versus 2021 Note: All numbers indicated are in USD terms. 2022 numbers and forward - looking comments are stated on a pro forma basis, which excludes the 4 disposed China sites from year 2021.

16 2022 Outlook (2/2) • Solid outlook for year 2022 and years beyond • Capacity and supply constraint will last beyond 2023 • Scale, technology leadership, flexibility and proven record make ASE an indispensable manufacturing partner • Customer long term service agreements in place through 2023 • IDM outsourcing ratio accelerating • Healthy growth of HPC, automotive, 5G migration, IoT and expanding silicon content leading to robust end demand and optimistic long - term prospects • A new round of smart factory, building and infrastructure investment started in 2021 aiming at supporting customers’ long - term demand

17 China Site Disposals • Deal closed on December 16, 2021 • Total consideration: US$1.46 billion • The disposed sites accounted for 7.6 % of ATM revenues and 4.5% of consolidated revenues • The disposed sites generated around NT$0.79 of basic EPS in 2021 • Resource realignment to f ocus on the mega site (SPIL Suzhou) to address China opportunity • More cash resources for organic expansion and strategic investments

18 First Quarter 2022 Outlook* Based on our current business outlook and exchange rate assumptions, management projects overall performance for the first quarter of 2022 to be as follows: • On a pro forma basis, in US dollar terms, our ATM 1 st quarter 2022 business will be impacted by 4% versus 4 th quarter 2021 levels due to lower working days and SiP seasonality; • On a pro forma basis, our ATM 1 st quarter 2022 gross margin should be slightly higher than our 2 nd quarter 2021 gross margin; • In US dollar terms, our EMS 1st quarter 2022 business level should be similar with the quarterly average of full year 2021; • Our EMS 1st quarter 2022 operating margin should be close to the average of 2nd and 3rd quarter 2021 operating margin. *: Due to the impact of the COVID - 19 outbreak, our outlook continues to be subject to a higher degree of risk. The information provided is done so as a reference of our current view as of the date of this presentation. Our business, financial condition an d results of operations are of greater adverse risk; and, as a result, there may be a higher likelihood of material variances b etw een our expected and actual results .

19 www.aseglobal.com Thank You

20 Appendix 1 Consolidated Statements of Comprehensive Income Pro Forma Basis (unaudited) (NT$ Million) Q1/2021 % Q2/2021 % Q3/2021 % Q4/2021 % FY/2021 % Net Revenues: ATM 65,557 57.6% 70,919 58.8% 82,019 57.0% 83,805 50.4% 302,300 55.5% EMS 47,684 41.9% 49,147 40.7% 61,116 42.5% 81,541 49.1% 239,488 44.0% Others 602 0.5% 619 0.5% 758 0.5% 812 0.5% 2,791 0.5% Total Net Revenues 113,843 100.0% 120,685 100.0% 143,893 100.0% 166,158 100.0% 544,579 100.0% Gross Profit 20,868 18.3% 23,470 19.4% 29,251 20.3% 31,454 18.9% 105,043 19.3% Operating Income (Loss) 10,405 9.1% 12,394 10.3% 17,463 12.1% 18,765 11.3% 59,027 10.8% Pretax Income (Loss) 10,625 9.3% 12,440 10.3% 17,429 12.1% 36,320 21.9% 76,814 14.1% Income Tax Benefit (Expense) (2,392) -2.1% (2,543) -2.1% (3,505) -2.4% (5,767) -3.5% (14,207) -2.6% Non-controlling Interest (252) -0.2% (358) -0.3% (668) -0.5% (828) -0.5% (2,106) -0.4% Net Income Attributable to Shareholders of the Parent 7,981 7.0% 9,539 7.9% 13,256 9.2% 29,725 17.9% 60,501 11.1% Basic EPS 1.85 2.21 3.07 6.92 14.05 Diluted EPS 1.80 2.12 2.99 6.72 13.62 FX (NTD/USD) 28.30 28.03 27.79 27.78 27.98 *: Pro forma basis excludes the 4 disposed China Sites.

21 Appendix 2 ATM Statements of Comprehensive Income Pro Forma Basis (unaudited) (NT$ Million) Q1/2021 % Q2/2021 % Q3/2021 % Q4/2021 % FY/2021 % Net Revenues: Packaging 56,844 83.4% 60,716 83.5% 69,512 83.4% 70,942 83.3% 258,014 83.4% Testing 10,204 15.0% 10,656 14.6% 12,354 14.8% 12,700 14.9% 45,914 14.9% Direct Material 1,044 1.5% 1,372 1.9% 1,429 1.7% 1,502 1.8% 5,347 1.7% Others 47 0.1% 3 0.0% 26 0.0% 36 0.0% 112 0.0% Total Net Revenues 68,139 100.0% 72,747 100.0% 83,321 100.0% 85,180 100.0% 309,387 100.0% Gross Profit 16,989 24.9% 18,876 25.9% 23,181 27.8% 24,301 28.5% 83,346 26.9% Operating Income (Loss) 9,415 13.8% 11,048 15.2% 14,667 17.6% 15,205 17.9% 50,334 16.3% FX (NTD/USD) 28.30 28.03 27.79 27.78 27.98 *: Pro forma basis excludes the 4 disposed China Sites.

Appendix 3

Consolidated Statements of Comprehensive Income

(unaudited)

(NT$ Thousand)	Q1/2021	Q2/2021	Q3/2021	Q4/2021	FY/2021
Revenues	119,469,784	126,926,346	150,664,816	172,936,186	569,997,132
COGS	97,583,415	102,122,197	119,880,851	140,041,892	459,628,355
PPA under COGS	1,024,525	933,946	931,880	925,188	3,815,539
Gross profit	21,886,369	24,804,149	30,783,965	32,894,294	110,368,777
Gross profit excl. PPA	22,910,894	25,738,095	31,715,845	33,819,482	114,184,316
OPEX	10,977,703	11,630,191	12,357,669	13,278,865	48,244,428
PPA under OPEX	269,154	263,543	262,097	261,699	1,056,493
Operating income	10,908,666	13,173,958	18,426,296	19,615,429	62,124,349
Operating income excl. PPA	12,202,345	14,371,447	19,620,273	20,802,316	66,996,381
Non Op gain/(loss)	271,633	170,726	48,235	17,720,464	18,211,058
PPA under Non Op gain/ (loss)	43,225	2,813	39,929	40,799	126,766
Non Op gain/ (loss) excl. PPA	314,858	173,539	88,164	17,761,263	18,337,824
Pretax income	11,180,299	13,344,684	18,474,530	37,335,892	80,335,405
PPA under Pretax income	1,336,904	1,200,302	1,233,906	1,227,686	4,998,798
Pretax income excl. PPA	12,517,203	14,544,986	19,708,436	38,563,578	85,334,203
Tax expenses	2,451,096	2,648,128	3,630,545	5,592,057	14,321,826
PPA under Tax expense	(38,471)	(16,250)	(20,612)	(21,430)	(96,773)
Tax expense excl. PPA	2,489,567	2,664,378	3,651,157	5,613,487	14,418,599
Non-controlling interest	252,076	358,136	667,705	827,984	2,105,901
PPA under Non-controlling interest	30,714	12,788	15,661	16,695	75,858
Non-controlling interest excl. PPA	282,790	370,924	683,366	844,679	2,181,759
Net income attributable to shareholders of the parent	8,477,127	10,338,420	14,176,280	30,915,851	63,907,678
PPA expenses under Net income attributable to shareholders of the	1,267,719	1,171,264	1,197,633	1,189,561	4,826,167
Net income attributable to shareholders of the parent excl. PPA	9,744,846	11,509,684	15,373,913	32,105,412	68,733,845
Total PPA expenses	1,298,433	1,184,052	1,213,294	1,206,256	4,902,025
Basic EPS (NT$)	1.97	2.40	3.29	7.20	14.84
Basic EPS (NT$) excl. PPA	2.26	2.67	3.56	7.48	15.96
Diluted EPS (NT$)	1.92	2.30	3.20	6.99	14.40
Diluted EPS (NT$) excl. PPA	2.21	2.57	3.47	7.27	15.50

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